COMPUTERSHARE
Attn: Kerri Shenkin
480 Washington Boulevard
29th Floor
Jersey City, NJ 07310

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors **Nominees**	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

01 Simeon P Palios 02 Anastasios C Margaronis 03 Ioannis G Zafirakis

The Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
2. To approve the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2012.	☐	☐	☐

NOTE: To transact other such business as may properly come before the Meeting or any adjournment thereof.

For address change/comments, mark here. ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000146429_1 R1.0.0.11699

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement, Annual Report is/are available at www.proxyvote.com .

DIANA SHIPPING INC.
Annual Meeting of Shareholders
July 31, 2012 12:00 PM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoints the Chairman of the Meeting as proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common stock of DIANA SHIPPING INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholder(s) to be held at 12:00 PM, local time in Geneva, on July 31, 2012, at the Mandarin Oriental, Quai Turrettini 1, 1201 Geneva, Switzerland, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address change/comments:

____

____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000146429_2 R1.0.0.11699